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EXHIBIT 23.1

                               Consent of KPMG LLP

The Board of Trustees
Entertainment Properties Trust:

We consent to the incorporation by reference in the Registration Statements (Form S-3 No. 33-72021 pertaining to the Dividend Reinvestment and Direct Shares Purchase Plan, Form S-8 No. 333-76625 pertaining to the 1997 Share Incentive Plan, and Form S-4 No. 33-78803 pertaining to the shelf registration of 5,000,000 common shares) of our report dated February 3, 2004 with respect to the consolidated balance sheets of Entertainment Properties Trust as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended, which report appears in the December 31, 2003 annual report on Form 10-K of Entertainment Properties Trust.

KPMG LLP
Kansas City, Missouri
March 5, 2004

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